SECURITIES AND EXCHANGE COMMISSION


                                 WASHINGTON, DC




                                    FORM U5S

                                  ANNUAL REPORT


                      For the year ended December 31, 1996




                  Filed pursuant to the Public Utility Holding

                               Company Act of 1935

                                       By

                            PECO ENERGY POWER COMPANY


              2301 Market Street, Philadelphia, Pennsylvania 19101

ITEM 1.  SYSTEM COMPANIES AND INVESTMENTS THEREIN AS OF DECEMBER 31, 1996
                                                               % of            Issuer        Owner's
                                    Number of Common           Voting          Book          Book
Name of Company                     Shares Owned               Power           Value         Value


  PECO Energy Power
   Company (PEPCO)
   (the registrant
   and owner) (1)

  Susquehanna Power
   Company
   (SPCO) (the issuer)                 1,273,000               100%            $73.61        $73.61

The Proprietors of the
  Susquehanna Canal (2)


(1)    $93,708,879 investment in Susquehanna Power Company

(2) This Company was acquired in connection with the development of the Conowingo Hydroelectric Project. It is an inactive company, owning no properties and conducting no business activities of any nature. The total investment therein is reflected on the books of Susquehanna Power Company at $1.

ITEM 2.  ACQUISITIONS OR SALES OF UTILITY ASSETS

       None

ITEM 3.  ISSUE, SALE, PLEDGE, GUARANTEE OR ASSUMPTION OF SYSTEM
SECURITIES

       None

ITEM 4.  ACQUISITION, REDEMPTION OR RETIREMENT OF SYSTEM SECURITIES

       None

ITEM 5.  INVESTMENTS IN SECURITIES OF NONSYSTEM COMPANIES

       None

ITEM 6.  OFFICERS AND DIRECTORS

PART I.  AS OF DECEMBER 31, 1996

                                                                                    Name of System
                                                                                    Companies with
                                                                                    Which Connected
                                                                               --------------------------

                                                                                  PEPCO               SPCO
C. A. McNeill, Jr.      2301 Market St., Philadelphia, PA  19101         Pres. - Director      Pres. - Director
K .G. Lawrence          2301 Market St., Philadelphia, PA  19101         VP - Director         VP - Director
J. M. Madara, Jr.       2301 Market St., Philadelphia, PA  19101         VP - Director         VP - Director
J. B. Mitchell          2301 Market St., Philadelphia, PA  19101         Treasurer             Treasurer
K. K. Combs             2301 Market St., Philadelphia, PA  19101         Secretary             Secretary
E. J. Cullen, Jr.       2301 Market St., Philadelphia, PA  19101         Assist. Sec.          Assist. Sec.
D. M. Kelly             2301 Market St., Philadelphia, PA  19101         Assist. Treas.        Assist. Treas.
G. S. Shicora           2301 Market St., Philadelphia, PA  19101         Assist. Treas.        Assist. Treas.
J. W. Durham            2301 Market St., Philadelphia, PA  19101         Director              Director
J. F. Paquette, Jr.     2301 Market St., Philadelphia, PA  19101         Director              Director


PART II.

                                                                       Position Held               Applicable
    Name of Officer               Name and Location of                 in Financial                Exemption
      or Director                 Financial Institution                Institution                   Rule
    ---------------               ---------------------                -------------               ----------
    None

PART III.

    (a)  COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS OF SYSTEM
COMPANIES

          None

    (b)  STOCK OPTIONS OR OTHER RIGHTS TO ACQUIRE SECURITIES

          None

    (c)  CONTRACTS AND TRANSACTIONS

          None

    (d)  INDEBTEDNESS

          None

    (e)  BONUS AND PROFIT SHARING ARRANGEMENTS

          None

    (f)  INDEMNIFICATION

          None


ITEM 7.  CONTRIBUTIONS AND PUBLIC RELATIONS

          None


ITEM 8.  SERVICE, SALES, AND CONSTRUCTION CONTRACTS

          Part I:                 None
          Part II:                None
          Part III:               None


ITEM 9.  WHOLESALE GENERATORS AND FOREIGN UTILITY COMPANIES

          Part I:                 None
          Part II:                None
          Part III:               None

ITEM10. FINANCIAL  STATEMENTS AND EXHIBITS (a) Index to Financial Statements and
    Schedules:
          PAGE
          ----
           6    Report of Independent Accountants
           7    Consolidating Statement of Income for the year ended December
                31, 1996
       8 - 9    Consolidating Balance Sheet as of December 31, 1996
          10    Consolidating  Statement of Cash Flows for the year ended
                December 31, 1996 11 Consolidating Statement of Changes in
                Shareholder's Equity for the year ended December  31, 1996
      12-15     Notes to Consolidating Financial Statements
     Ex. 27     Financial Data Schedule as of December 31, 1996

    (b)   Index to Exhibits
    Exhibit A
                None

    Exhibit B
          1. PECO Energy Power Company's Certificate of Organization and Charter, By-laws amended as of December 23, 1993, and amendment to Articles of Incorporation filed February 8, 1994, are incorporated herein by reference (1991 Form U5S and 1993 Form 10-K, File No.1-1392).

          2. Susquehanna Power Company's Certificate of Organization is incorporated herein by reference (1991 Form U5S, File No. 1-1392); By-laws amended December 23, 1993, and Charter amendment filed February 8, 1994 are incorporated herein by reference (1993 Form U5S, File No. 1-1392).

    Exhibit C
                None

    Exhibit D
                None

    Exhibit E
                None

    Exhibit F
                None

    Exhibit G
                See Item 10(a), Index to Financial Statements and Schedules.

    Exhibit H
                None

    Exhibit I
                None

COOPERS                           Coopers & Lybrand L.L.P.
& LYBRAND                         a professional services firm


                                     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
PECO Energy Power Company
Philadelphia, Pennsylvania

We have audited the consolidating and individual financial statements and the financial statement schedule of PECO Energy Power Company (subsidiary of PECO Energy Company) and subsidiary company listed in Item 10 of this Form U5S. These financial statements and the financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidating and individual financial positions of PECO Energy Power Company and subsidiary company as of December 31, 1996, and the consolidated and individual results of their operations and their cash flows for the year ended December 31, 1996, in conformity with generally accepted accounting principles.


COOPERS & LYBRAND, L.L.P.


2400 Eleven Penn Center
Philadelphia, Pennsylvania
February 3, 1997

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                          CONSOLIDATING STATEMENT OF INCOME
                                        For the Year Ended December 31, 1996


                                                         PECO
                                                         Energy       Susquehanna
                                                         Power        Power
                                                         Company      Company       Eliminations   Consolidated
                                                         --------     -----------   ------------   ----------
Rentals from Utility Plant Leased to Others
   Affiliates                                            $929,804     $17,870,163           ---      $18,799,967
   Others                                                 274,189            ---            ---          274,189
                                                        ----------    ------------    ----------     ------------
     Total Rentals from Utility Plant
        Leased to Others                                1,203,993      17,870,163           ---       19,074,156
                                                        ----------    ------------    ----------     ------------


Expenses of Utility Plant Leased to Others
   General                                                  3,750          (2,541)          ---            1,209
   Depreciation and Amortization                           45,294       1,611,808           ---        1,657,102
   Income Taxes                                           387,221       6,760,687           ---        7,147,908
   Other Taxes                                            292,079       2,347,881           ---        2,639,960
                                                        ----------    ------------    ----------     ------------
     Total Expenses of Utility Plant
       Leased to Others                                   728,344      10,717,835           ---       11,446,179
                                                        ----------    ------------    ----------     ------------


Income from Leased Utility Plant                          475,649       7,152,328           ---        7,627,977
                                                        ----------    -----------     ----------     ------------


Other Income and Deductions
   Allowance for Other Funds Used
      During Construction                                    ---          182,743           ---          182,743
   Income Taxes                                               316         (38,943)          ---          (38,627)
   Other, Net                                                (763)        (11,268)          ---          (12,031)
   Equity in Net Income of Subsidiary                   7,465,865             ---    (7,465,865)             ---
                                                        ----------    -----------    -----------     ------------
      Total Other Income and Deductions                 7,465,418         132,532    (7,465,865)         132,085
                                                        ----------    ------------   -----------     ------------


Income Before Interest Charges                          7,941,067       7,284,860    (7,465,865)       7,760,062
                                                        ----------   ------------    -----------     ------------


Net Interest Charges
   Allowance for Borrowed Funds Used
      During Construction                                     ---        (181,005)          ---         (181,005)
                                                        ----------    ------------   -----------     ------------
      Net Interest Charges                                    ---        (181,005)          ---         (181,005)
                                                        ----------    ------------    ----------     ------------


Net Income                                             $7,941,067      $7,465,865   ($7,465,865)      $7,941,067
                                                        ==========     ===========   ===========      ===========

                                   See Notes to Consolidating Financial Statements

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1996
                                                      (ASSETS)

                                                   PECO
                                                   Energy          Susquehanna
                                                   Power           Power
                                                   Company         Company          Eliminations    Consolidated
                                                   --------        ------------     ------------    ----------
ASSETS
Utility Plant - at original cost                  $6,103,452   $121,873,274                ---       $127,976,726
   Less Accumulated Provision for
      Depreciation and Amortization                  644,069     35,669,386                ---         36,313,455
                                                -------------   ------------    --------------       -------------
                                                   5,459,383     86,203,888                ---         91,663,271
                                                -------------   ------------    --------------       -------------
Construction Work in Progress                            ---     13,133,360                ---         13,133,360
                                                -------------   ------------    --------------       -------------
                                                   5,459,383     99,337,248                ---        104,796,631
                                                -------------   ------------    --------------       -------------
Investments
   Investment in Subsidiary Company               93,708,879            ---       ($93,708,879)               ---
   Nonutility Property, Net                          384,727        991,772                ---          1,376,499
                                                -------------   ------------    --------------       -------------
                                                  94,093,606        991,772        (93,708,879)         1,376,499
                                                -------------   ------------    --------------       -------------
Current Assets
   Cash and Temporary Cash Investments             1,919,590      2,054,859                ---          3,974,449
   Accounts Receivable, Affiliates                 1,682,642      2,610,262        (1,527,600)          2,765,304
   Accounts Receivable, Other                         87,303         (4,180)               ---             83,123
   Prepayments                                        30,168        196,408                ---            226,576
                                                -------------   ------------    --------------       -------------
                                                   3,719,703      4,857,349        (1,527,600)          7,049,452
                                                -------------   ------------    --------------       -------------
Deferred Debits
   Recoverable Deferred Income Taxes                  78,457     10,444,712                ---         10,523,169
    Deferred Debits                                     (200)        29,623                ---             29,423
                                                -------------   ------------    --------------       -------------
                                                      78,257     10,474,335                ---         10,552,592
                                                -------------   ------------    --------------       -------------
Total Assets                                    $103,350,949   $115,660,704      ($95,236,479)       $123,775,174
                                                =============   ============    ==============       =============

                                  See Notes to Consolidating Financial Statements.

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                             CONSOLIDATING BALANCE SHEET
                                                  DECEMBER 31, 1996
                                           (CAPITALIZATION & LIABILITIES)

                                                   PECO
                                                   Energy          Susquehanna
                                                   Power           Power
                                                   Company         Company          Eliminations    Consolidated
                                                   --------       ------------      ------------    ------------
CAPITALIZATION & LIABILITIES
Capitalization
Common Shareholder's Equity
   Common Stock ($25 par)
     Authorized 1,500,000 Shares,                $24,600,000            ---               ---         $24,600,000
     Outstanding 984,000 Shares
   Common Stock (without par value)                      ---    $47,047,450      ($47,047,450)                ---
     Authorized 1,500,000 Shares,
     Outstanding 1,273,000 Shares
   Other Paid-In Capital                          68,740,078     40,215,078       (40,215,078)         68,740,078
   Retained Earnings                               7,393,122      6,446,351        (6,446,351)          7,393,122
                                                -------------   ------------    --------------      --------------
                                                 100,733,200     93,708,879       (93,708,879)        100,733,200
                                                -------------   ------------    --------------      --------------
Current Liabilities
   Accounts Payable, Affiliates                    1,672,800      1,852,296        (1,527,600)          1,997,496
   Accounts Payable, Other                            15,241        188,000               ---             203,241
   Taxes Accrued                                     584,154      4,143,893               ---           4,728,047
   Interest Accrued                                   (5,231)        (5,303)              ---             (10,534)
-------------                                    ------------ --------------    --------------
                                                   2,266,964      6,178,886        (1,527,600)          6,918,250
                                                -------------   ------------    --------------      --------------
Deferred Credits
   Deferred Income Taxes                             350,785     15,772,939               ---          16,123,724
                                                -------------   ------------    --------------      --------------
                                                     350,785     15,772,939               ---          16,123,724
                                                -------------   ------------    --------------      --------------
Total Capitalization & Liabilities              $103,350,949   $115,660,704      ($95,236,479)       $123,775,174
                                                =============   ============    ==============       =============

                                  See Notes to Consolidating Financial Statements.

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                                        CONSOLIDATING STATEMENT OF CASH FLOWS
                                        For the Year Ended December 31, 1996



                                                         PECO
                                                         Energy       Susquehanna
                                                         Power        Power
                                                         Company      Company       Eliminations   Consolidated
                                                         --------     -----------   ------------   ------------

Cash Flows from Operating Activities
Net Income                                            $7,941,067       $7,465,865   ($7,465,865)      $7,941,067
Adjustments to Reconcile Net Income to Net
   Cash Provided by Operating Activities:
      Depreciation and Amortization                       45,294        1,611,808           ---        1,657,102
      Deferred Income Taxes                               (4,331)      (3,958,107)          ---       (3,962,438)
      Investment Tax Credits, Net                            ---         (949,633)          ---         (949,633)
      Decrease/(Increase) in Receivables               6,795,660       (1,261,841)          ---        5,533,819
      Decrease in Payables and
         Accrued Expenses                             (7,118,686)      (7,464,313)          ---      (14,582,999)
      Recoverable Deferred Income Taxes                   22,008        5,472,356           ---        5,494,364
Other, Net                                                   ---        2,424,645           ---        2,424,645
                                                       ----------     ------------   -----------     ------------
Net Cash Flows Provided by Operating
   Activities                                          7,681,012        3,340,780    (7,465,865)       3,555,927
                                                       ----------     ------------   -----------     ------------

Cash Flows from Investing Activities
   Investment in Utility Plant                                ---     (14,084,624)           ---     (14,084,624)
   Nonutility Plant                                           ---           8,360            ---           8,360
   Net Investment in Subsidiary Company              (19,482,765)             ---     19,482,765             ---
                                                       ----------     ------------   -----------     ------------
Net Cash Flows Used by Investing Activities          (19,482,765)     (14,076,264)    19,482,765     (14,076,264)
                                                       ----------     ------------   -----------     ------------

Cash Flows from Financing Activities
   Capital Contribution from Parent Company            20,000,000      18,000,000    (18,000,000)     20,000,000
   Dividends on Common Stock                           (6,346,800)     (5,983,100)     5,983,100      (6,346,800)
----------                                            ------------    ------------  ------------
Net Cash Flows Used by Financing Activities            13,653,200      12,016,900    (12,016,900)     13,653,200
                                                        ----------    ------------   -----------     ------------
Increase in Cash and Cash Equivalents                   1,851,447       1,281,416            ---       3,132,863
                                                        ----------    ------------   -----------     ------------
Cash & Cash Equivalents at beginning of period             68,143         773,443            ---         841,586
                                                        ----------    ------------   -----------     ------------
Cash & Cash Equivalents at end of period               $1,919,590      $2,054,859            ---      $3,974,449
                                                        ==========    ============   ===========     ============


                                  See Notes to Consolidating Financial Statements.

                                   PECO ENERGY POWER COMPANY & SUBSIDIARY COMPANY
                             CONSOLIDATING STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
                                        For the Year Ended December 31, 1996


                                                                                 Capital
                                                                                 Contributions
                                                                                 From
                                    Balance                       Net            Parent          Balance
                                    1/1/96         Dividends      Income         Company         12/31/96
                                    ----------     ----------     ----------     --------------  --------
PECO Energy Power Company
     Common Stock                   $24,600,000           ---             ---              ---     $24,600,000
     Other Paid-In Capital           48,740,078           ---             ---       20,000,000      68,740,078
     Retained Earnings                5,798,855    (6,346,800)*     7,941,067              ---       7,393,122

Susquehanna Power Company
     Common Stock                    47,047,450           ---             ---              ---      47,047,450
     Other Paid-In Capital           22,215,078           ---             ---       18,000,000      40,215,078
     Retained Earnings                4,963,586    (5,983,100)**    7,465,865              ---       6,446,351

Eliminations
     Common Stock                   (47,047,450)          ---             ---              ---     (47,047,450)
     Other Paid-In Capital          (22,215,078)          ---             ---      (18,000,000)    (40,215,078)
     Retained Earnings               (4,963,586)    5,983,100      (7,465,865)             ---      (6,446,351)

Consolidated
     Common Stock                    24,600,000           ---             ---              ---      24,600,000
     Other Paid-In Capital           48,740,078           ---             ---       20,000,000      68,740,078
     Retained Earnings                5,798,855    (6,346,800)      7,941,067              ---       7,393,122



 *   $6.45 per share
 **  $4.70 per share

                                NOTES TO CONSOLIDATING FINANCIAL STATEMENTS

1.        Significant Accounting Policies:

          CONSOLIDATION
          The consolidating financial statements include the accounts of PECO Energy Power Company (Company) and its subsidiary, Susquehanna Power Company (SPCO). The Company and SPCO (Companies) are owned by PECO
          Energy Company (Parent Company), which together with another subsidiary leases and operates the utility plant of the Company and SPCO.

          The Companies are joint holders of a license from the Federal Energy Regulatory Commission (FERC) for Project No. 405 (Conowingo Project).

          DEPRECIATION AND AMORTIZATION
          The annual provision for depreciation is provided over the estimated service lives of plant on the straight-line method. The annual provision for financial reporting purposes in 1996, expressed as a percent of average depreciable plant in service, was 1.07% for the property of the Company and 1.41% for the property of SPCO.

          Costs for relicensing the Conowingo Hydroelectric Project are being amortized over 30 years on the straight-line method.

          INCOME TAXES
          The Companies join with the Parent Company and its other subsidiaries in filing a consolidated federal income tax return. The provision for federal income taxes is computed on a separate return basis after giving consideration to consolidated return savings.

          ALLOWANCE FOR FUNDS USED DURING CONSTRUCTION (AFUDC)
          AFUDC is the cost, during the period of construction, of debt and equity funds used to finance construction projects. AFUDC is recorded as a charge to Construction Work in Progress and the credits are to Interest Charges for the cost of borrowed funds and to Other Income and Deductions for the remainder as the allowance for other funds. The rate used for capitalizing AFUDC, which averaged 9.38% in 1996, was computed under a method prescribed by the regulatory authorities on the basis of the Parent Company's book balances and cost rates, and is utilized by all of the subsidiaries of the Parent Company, including the Companies. AFUDC is not included in regular taxable income and the depreciation of capitalized AFUDC is not tax deductible.

2.        Income Taxes:

          Income tax expense is composed of the following components:

                                        PECO Energy         Susquehanna
                                           Power               Power
                                          Company             Company         Consolidated
                                        -----------         -----------       -----------
    Current                            $369,543             $6,196,071      $6,565,614
    Deferred                             17,678                580,888         598,566
    Amortization of investment
        tax credits                         ---                (16,272)        (16,272)
                                       ---------            -----------     -----------
           Total                        387,221              6,760,687       7,147,908

    Included in other income-
        current and deferred               (316)                38,943          38,627
                                       ---------            -----------     -----------
        Total income tax provision    $ 386,905             $6,799,630      $7,186,535
                                       =========            ===========     ===========

        In accordance with Statement of Financial Accounting Standards (SFAS) No. 71, "Accounting for the Effects of Certain Types of Regulation," the Companies have recorded a recoverable deferred income tax asset of $10.5 million at December 31, 1996. These recoverable deferred income taxes include the deferred tax effects associated principally with liberalized depreciation accounted for in accordance with the ratemaking policies of the Pennsylvania Public Utility Commission (PUC), as well as the revenue impacts thereon, and assume recovery of these costs in future rates.

The tax effect of temporary differences which give rise to the Companies' net deferred tax liability as of December 31, 1996 are as follows:

Nature of Temporary Difference:                                         Liability or (Asset)
                                                            -------------------------------------
                                                            PECO Energy       Susquehanna
                                                            Power                Power
                                                            Company             Company         Consolidated
                                                            -----------      ------------       ------------
Utility plant
    Plant basis difference                                    $ 350,785           $14,839,578      $15,190,363
    Deferred investment tax credit                                  -                 933,361          933,361

                                                              ----------          -----------      -----------
    Deferred income taxes per
        the balance sheet                                     $ 350,785           $15,772,939      $16,123,724
                                                              ==========          ===========      ===========

    The net deferred tax liability shown above is comprised of $16.7 million of deferred tax liabilities partly offset by $573,000 of deferred tax assets.

    The total income tax provisions differed from amounts computed by applying the federal statutory rate to income as shown below:

                                                            Percent of Income Before Income Taxes
                                                            -------------------------------------
                                                            PECO Energy          Susquehanna
                                                               Power                Power
                                                              Company              Company       Consolidated
                                                            ------------         -----------      -----------

    Federal statutory rate                                     35%                  35%                 35%

    State income tax, net of federal
        income tax benefits                                     7                    5                   5

    AFUDC         -                                            (1)                  (1)

    Prior period adjustments                                    8                   14                  14
                                                              ----                  ---                 ---
    Effective rate                                             50%                  53%                 53%
                                                              ====                  ===                 ===

3.  Taxes, Other Than Income Taxes:

                                  PECO Energy      Susquehanna
                                 Power Company    Power Company   Consolidated
                                 -------------    -------------   ------------
        Capital stock            $110,335              $634,800          $745,135
        Real estate               181,744             1,704,000         1,885,744
        Gross receipts               -                  (10,087)          (10,087)
        Superfund                     763                12,813            13,576
        Other                        -                   10,768            10,768
                                 --------             ----------       ----------
                                 $292,842            $2,352,294        $2,645,136
                                 ========             ==========       ==========

4.  Notes Payable, Banks:

        There are no specific requirements for compensating balances in conjunction with the bank loans. The Parent Company maintains normal working balances with all lending banks. During 1996, the Parent Company discontinued its compensating balance agreements for these credit lines. At December 31, 1996, the Companies had no outstanding loans under formal and informal lines of credit aggregating approximately $3.0 million.

5.  Utility Plant - Leased to Related Parties:

        Utility plant consists principally of a hydroelectric generating station and related transmission facilities and is leased to and operated by affiliated companies. Rentals are based on an annual return on net original cost of utility plant plus working capital together with a reimbursement of operating expenses, taxes and depreciation as reflected in the Consolidating Statement of Income. The license granted by the Federal Energy Regulatory Commission for the Conowingo Project expires in 2014. Minimum rental payments due in future years through 2014 aggregated $153.8 million at December 31, 1996, with approximately $9.2 million of rentals, net of expenses, due in each of the next five years.

6.  Cash and Cash Equivalents:

        For purposes of the Consolidating Statement of Cash Flows, the Companies consider all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The following disclosures supplement the accompanying Consolidating Statement of Cash Flows:

                                                            PECO Energy         Susquehanna
                                                          Power Company       Power Company         Consolidated
                                                          -------------       -------------         ------------
        Cash Paid During the Year:

        Income taxes (net of refunds)                      $ 203,743             $5,059,023         $5,262,766

                                    SIGNATURE









        The undersigned system company has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935. The signature of the undersigned company shall be deemed to relate only to matters having reference to such company or its subsidiary.











                                         PECO ENERGY POWER COMPANY



Date:      April 4, 1997                    By:  /S/ J. BARRY MITCHELL
       -----------------------             ---------------------------
                                           J. Barry Mitchell, Treasurer